Filed Pursuant to Rule 253(g)(2)

File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 15 DATED OCTOBER 4, 2017

TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – CWP Forest Cove JV LLC

On September 28, 2017, we directly acquired ownership of a “majority-owned subsidiary”, CWP Forest Cove JV LLC (the “RSE Orion Controlled Subsidiary”), for an initial purchase price of $4,811,288, which is the initial stated value of our equity interest in the RSE Orion Controlled Subsidiary (the “Initial RSE Orion Investment”). Our total investment (including expected renovation costs) is expected to be $5,386,054 (the “RSE Orion Investment”). The RSE Orion Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 100 units located at 3446 S. Akron St., Denver, CO 80231 (the “Forest Cove Apartments”). The closing of both the Initial RSE Orion Investment and the Forest Cove Apartments property occurred concurrently.

The RSE Orion Controlled Subsidiary is managed by Orion Real Estate Partners (formerly Coldwater Partners) (“Orion”), a company formed in 2016. Excluding this property, Orion currently owns 2 communities totaling 258 units.

Pursuant to the agreements governing the RSE Orion Investment (the “RSE Orion Operative Agreements”), our consent is required for all major decisions regarding the RSE Orion Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Orion Investment, paid directly by the RSE Orion Controlled Subsidiary.

The Forest Cove Apartments property, which is held through CWP Forest Cove LLC, a wholly-owned subsidiary of the RSE Orion Controlled Subsidiary, was acquired for a purchase price of $15,000,000. Orion anticipates additional hard costs of approximately $1,700,906 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $533,598, bringing the total projected project cost for the Forest Cove Apartments property to approximately $17,234,504. To finance the acquisition of the Forest Cove Apartments property, an $11,250,000 senior secured loan with a ten (10) year initial term at a 3.93% interest rate with five years interest only was provided by CBRE - Fannie Mae (the “Forest Cove Senior Loan”). The remaining equity contributions to the RSE Orion Controlled Subsidiary are being contributed 90% by the Company and 10% by Orion and its partners and affiliates.

As of the closing date, the Forest Cove Senior Loan had an approximate LTC ratio of 65.3%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Forest Cove Apartments property is a 100-unit, two story garden-style apartment property in Denver, CO. The property's seventeen buildings were constructed in 1970. The build is of well-maintained wood frame construction and brick veneer with a wood accented siding.

The Denver market presents a strong opportunity arising from strong demographic growth and solid multifamily market fundamentals. Population growth has been growing at a high rate and is projected to continue to do so in the short and long term future.